Jim B. Rosenberg, Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street NE
Washington, D.C., 20549

August 4, 2011

Re:	Shire plc
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed February 23, 2011
File No. 000-29630

Dear Mr Rosenberg,

The following is in response to your comment letter addressed to Mr. Graham Hetherington, Chief Financial Officer of Shire plc (the “Company”) dated July 21, 2011 with respect to the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2010 (the “2010 Form 10-K”).

We have repeated your numbered comments and provided a response to each comment below.

Item 1. Business

Products under development, page 16

1. For each late stage research and development drug, in the chart of your current research pipeline, please provide us proposed disclosure to be included in future periodic reports showing the following:

•	The month and year the drug candidate entered phase III clinical development; and
•
Any significant patents associated with the drug candidates and the related expiration dates or other applicable information regarding the exclusivity period. If the products are covered by any of the patents are already disclosed at page 22 – 24 then match the product in your pipeline table with the related patent.

Response:

In response to the Staff’s comment, the Company proposes to supplement its existing disclosure in future Form 10-K filings by disclosing within “Products under development” the quarter and year in which each relevant product entered Phase III clinical development. The Company believes that presenting this information by quarter and year rather than by month and year will be just as meaningful to investors and will be consistent with the Company's existing disclosure approach. An illustration of the proposed supplemental disclosure to be used in future Form 10-K filings is included in Appendix A, adapting disclosure from the Company’s 2010 Form 10-K.

Concerning the Staff’s request to cite significant patents associated with drug candidates, drugs under development are, by their nature, continually evolving and subject to change.  Accordingly, an assessment of the significance of any patents associated with a drug candidate is speculative, subject to change and may ultimately prove unhelpful or misleading.  While the Company does provide a non-exhaustive list setting forth details of granted patents pertaining to the Company’s approved products, these patents do not necessarily cover drugs in development.  Other forms of regulatory exclusivity such as Hatch-Waxman exclusivity or orphan exclusivity are not determined until the product is approved.  Products in development do not benefit from these forms of exclusivity.

For these reasons, the Company believes it would be misleading to provide details of significant patents associated with drug candidates or other information regarding exclusivity periods for products under development, whether by way of additional disclosure in future reports or by matching any products under development with the patents for approved products disclosed at pages 22-24 of the 2010 Form 10-K.

The Company therefore respectfully proposes to the Staff that additional disclosure, other than information relating to the quarter and year in which products entered Phase III clinical development, would not be useful to investors and could be potentially misleading.

Item 7: Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 44

R&D, page 45

2. In order to help us evaluate your disclosure about the resources that you expend in your research and development activities, please provide us the composition of research and development expenses incurred during 2010 and 2009 other than those that you separately explain (i.e. upfront payment to Acceleron, payment to amend INTUNIV in-license agreement, termination payment with Duramed and upfront payment to Santaris). In this regard, please provide us a break-out, if practicable, by development phase (i.e. preclinical versus clinical), by therapeutic class or by some other function/nature for which you report these costs internally.

Response:

The Company included in its 2010 Form 10-K (on page F-52 to F-54) a break-out of R&D expense by operating segment, which is consistent with the level of information reviewed by the Company’s Executive Officers (the “Leadership Team”).  The Company respectfully proposes to the Staff that providing a further break-out of development costs below the level of information reviewed by its Leadership Team is not practicable, as such information is not consistently prepared across the Company, and would therefore not meaningfully add to an investor’s understanding of the composition of R&D expense.

Patents and Market Exclusivity, page 45

3. Regarding VYVANSE product, we note that generic manufacturers will be able to submit Abbreviated New Drug Applications with the FDA at February 23, 2011 at the earliest. Although your patent related to VYVANSE is effective until June 2023 and the FDA affirmed its decision to grant new chemical entity exclusivity through February 2012, please provide us proposed disclosure to be included in future periodic reports of the expected effect on your future financial position and results of operations of the generic manufacturer’s ability to submit these applications at February 23, 2011.

Response:

Subsequent to the filing of the 2010 Form 10-K and the Form 10-Q for the three months ended March 31, 2011 the Company has to date been notified that six separate Abbreviated New Drug Applications (“ANDAs”) have been submitted under the Hatch-Waxman Act seeking permission to market generic versions of all approved strengths of VYVANSE. Within the requisite 45 day period, the Company filed lawsuits for patent infringement against each of the ANDA filers. The filing of the lawsuits triggered a stay of approval of all six ANDAs of up to 30 months. The Company made certain disclosures in respect of these developments on Form 8-Ks filed on May 20 and 25, 2011 and July 1 and 7, 2011.

As a result of these developments the Company will include the following disclosure in its Form 10-Q for the three and six months ended June 30, 2011 (the “Q2 2011 Form 10-Q”):

VYVANSE

In May and June 2011, Shire was notified that six separate Abbreviated New Drug Applications (“ANDAs”) were submitted under the Hatch-Waxman Act seeking permission to market generic versions of all approved strengths of VYVANSE. The notices were from Sandoz, Inc. (“Sandoz”); Amneal Pharmaceuticals LLC (“Amneal”); Watson Laboratories, Inc.; Roxane Laboratories, Inc. (“Roxane”); Mylan Pharmaceuticals, Inc.; and Actavis Elizabeth LLC and Actavis Inc. (collectively, “Actavis”).  Within the requisite 45 day period, Shire filed lawsuits for infringement of certain of Shire’s VYVANSE patents in the US District Court for the District of New Jersey against each of Sandoz, Roxane, Amneal and Actavis; in the US District Court for the Central District of California against Watson Laboratories, Inc.; and in the US District Court for the Eastern District of New York against Mylan Pharmaceuticals, Inc. and Mylan Inc. (collectively “Mylan”).  The filing of the lawsuits triggered a stay of approval of all six ANDAs for up to 30 months.

The Company respectfully proposes to the Staff that the 2010 Form 10-K included appropriate disclosure of the risks which could result from generic competition to the Company’s products, for example in Item 1: Business, (page 24), Item 1A: Risk Factors, (page 30) and Item 7: Management’s Discussion and Analysis of Financial Condition and Results of Operations, (page 45). Together with the disclosure to be included in the Q2 2011 Form 10-Q, the Company believes that its periodic financial reports appropriately disclose the potential effect of the ability of generic manufacturer’s to submit ANDAs.

Liquidity and Capital Resources

Revolving Credit Facilities Agreement, page 59

4. We note new financial covenants and ratios requirements to the new revolving credit facilities agreement. Please provide us proposed disclosure to be included in future periodic reports that discusses the effect and expected effects on the company’s financial position and liquidity of these covenants and ratios.

Response:

The Company informs the Staff that the financial and operating covenants included in the new revolving credit facility (the “new RCF”) are similar to, and no more restrictive than, those contained in the Company’s previous revolving credit facility, which was cancelled at the time the new RCF was entered into.

The new RCF is currently undrawn, and the Company has only utilized the new RCF for one purpose to date, drawing down $30.0 million in June 2011 to partially fund the acquisition of Advanced BioHealing Inc. This drawing was repaid in full in July 2011.

The Company advises the Staff that the financial and operating covenants in the new RCF have not had, and in future periods are not expected to have, an effect on the Company’s financial position and liquidity. However, in response to the Staff’s comments, in future Form 10-K filings the Company proposes to supplement its disclosure as follows (additions to the Company’s 2010 10-K disclosure are underlined):

Revolving Credit Facilities Agreement

On November 23, 2010 the Company entered into a committed multicurrency revolving and swingline facilities agreement with a number of financial institutions, for which Abbey National Treasury Services Plc (trading as Santander Global Banking and Markets), Bank of America Securities Limited, Barclays Capital, Citigroup Global Markets Limited, Lloyds TSB Bank plc and The Royal Bank of Scotland plc acted as mandated lead arrangers and bookrunners (the “new RCF”). The new RCF is for an aggregate amount of $1,200 million and cancelled the Company’s existing committed revolving credit facility (the “old RCF”). The new RCF, which includes a $250 million swingline facility, may be used for general corporate purposes and matures on November 23, 2015.

The interest rate on each loan drawn under the new RCF for each interest period is the percentage rate per annum which is the aggregate of the applicable margin (ranging from 0.90 to 2.25 per cent per annum) and LIBOR for the applicable currency and interest period. Shire also pays a commitment fee on undrawn amounts at 35 per cent per annum of the applicable margin.

Under the new RCF it is required that: (i) Shire’s ratio of Net Debt to EBITDA (as defined within the new RCF agreement) does not exceed 3.5 to 1 for either the 12 month period ending December 31 or June 30 unless Shire has exercised its option (which is subject to certain conditions) to increase it to 4.0 to 1 for two consecutive testing dates; (ii) the ratio of EBITDA to Net Interest (as defined in the new RCF agreement) must not be less than 4.0 to 1, for either the 12 month period ending December 31 or June 30; and (iii) additional limitations on the creation of liens, disposal of assets, incurrence of indebtedness, making of loans, giving of guarantees and granting security over assets. These financial and operating covenants have not had, and are not expected to have, an effect on the Company’s financial position and liquidity.

On entering into the new RCF agreement the Company paid arrangement costs of $8.0 million, which have been deferred and will be amortized over the contractual term of the new RCF.

The availability of loans under the new RCF is subject to customary conditions. The full terms are set out in Exhibit 10.28 to this Annual Report on Form 10-K.

If in future periods events occur such that these financial and operating covenants have an effect on the Company’s financial position and liquidity, the Company will revise its disclosure accordingly.

5. Considering a significant amount of revenues and pre-tax income are generated from your foreign subsidiaries, please provide proposed disclosure to be included in future periodic reports of the amount of cash and investments currently held by your foreign subsidiaries that you expect to be permanently reinvested and its expected effect on your liquidity and capital resources.

Response:

The Company affirms to the Staff that a significant amount of its revenues and pre-tax income are generated by foreign subsidiaries. The Company considers all subsidiaries incorporated outside of Jersey, Channel Islands (the jurisdiction of incorporation of Shire plc, Shire’s holding company) to be foreign subsidiaries.

Substantially all of the Company’s cash and investments are held by foreign subsidiaries, and the Company’s global cash management strategy enables it to access cash and investments as its activities require. The Company’s global cash management strategy includes cash pooling arrangements for the majority of its US and European operating subsidiaries and other lending arrangements for those foreign subsidiaries falling outside of these cash pools. Together these arrangements have enabled, and in future periods are expected to enable, the Company to efficiently access cash and investments as required, without a material impact on liquidity and capital resources. The Company further informs the Staff that the amount of cash and investments that are legally or otherwise restricted, and are therefore not readily available for use in the Company’s operations, does not materially impact the Company’s liquidity (as reported in the Company’s 2010 Form 10-K, at December 31, 2010 restricted cash amounted to $26.8 million).

In response to the Staff’s comments, in future Form 10-Q and Form 10-K filings the Company proposes to supplement its Liquidity and capital resources disclosure as follows (additions to the Company’s 2010 Form 10-K disclosure are underlined):

Sources and uses of cash

The following table provides an analysis of the Company’s gross and net debt (excluding restricted cash), as at December 31, 2010 and 2009:

	2010	2009
December 31,	$’M	$’M

Cash and cash equivalents(1)	550.6	498.9

Shire 2.75% Convertible bonds	1,100.0	1,100.0
Building financing obligation	8.4	46.7

Total debt	1,108.4	1,146.7

Net debt	(557.8)	(647.8)

(1) Substantially all of the Company’s cash and cash equivalents are held by foreign subsidiaries (i.e. those subsidiaries incorporated outside of Jersey, Channel Islands, the jurisdiction of incorporation of Shire plc, Shire’s holding company). The amount of cash and cash equivalents held by foreign subsidiaries has not had, and is not expected to have, a material impact on the Company’s liquidity and capital resources.

Item 9A Controls and Procedures

Disclosure Controls and Procedures, page 73

6. Your conclusion that disclosure controls and procedures “…are effective for gathering, analyzing, and disclosing…” is more limited than what is called for under Rule 13a-15(e) of the Exchange Act. The rule requires, among other matters, that the disclosure controls and procedures be designed so that information disclosed is “recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms.” Please confirm, if true, that your disclosure controls and procedures met all of the requirements of this section and that you will conform your disclosure in future filings.

Response:

The Company confirms that its disclosure controls and procedures met all of the requirements of Rule 13a-15(e) of the Exchange Act, including that its disclosure controls and procedures are designed so that the information disclosed is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms. The Company confirms that it will conform its disclosure accordingly in future Form 10-K and Form 10-Q filings.

* * *

The Company understands and acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely

/s/ Graham Hetherington

Graham Hetherington
Chief Financial Officer

cc: Angus Russell, Chief Executive Officer

Appendix A – Comment 1 Additional Disclosure

The Company includes proposed supplementary disclosure as follows (additions to the Company’s 2010 Form 10-K disclosure have been underlined):

Product	Disease area	Development status at December 31, 2010	The Company’s territorial rights
SPECIALTY PHARMACEUTICALS

Treatments for ADHD
INTUNIV (extended release guanfacine)	For use in combination with other ADHD treatments	Registration in US (entered Phase 3 in Q3 2008)	Global
VYVANSE (lisdexamfetamine dimesylate)	ADHD	Phase 3 in EU (entered Phase 3 in Q4 2008)	Global

INTUNIV	ADHD	Phase 3 in EU (entered Phase 3 in Q2 2010)	Global

SPD 547	ADHD	Phase 1	Global

Treatments for GI diseases
LIALDA (mesalamine)	Maintenance of remission in ulcerative colitis	Registration in US and Canada (entered Phase 3 in Q3 2003)	Global (excluding Italy and Latin America) (1)

LIALDA (mesalamine)/MEZAVANT (mesalazine)	Diverticulitis	Phase 3 globally (entered Phase 3 in Q4 2007)	Global (excluding Italy and Latin America) (1)

RESOLOR (prucalopride)	Chronic Constipation (Males)	Phase 3 in EU (entered Phase 3 in Q4 2010)	Europe

SPD 556 (M0002)	Ascites	Phase 2	Global

SPD 557 (M0003)	Refractory gastroesophageal reflux disease (“GERD”)	Phase 2	EU and North America

Treatments for diseases in other therapeutic areas
FOSRENOL (lanthanum carbonate)	CKD in pre-dialysis patients	Pre-registration in the US (entered Phase 3 in Q1 2007)	Global

XAGRID	Essential thrombocythaemia	Phase 3 in Japan (entered Phase 3 in Q4 2010)	Global

JUVISTA	Improvement of scar appearance	Phase 2 (2)	US, Canada and Mexico

VYVANSE (lisdexamfetamine dimesylate)	For EDS	Phase 2	Global

VYVANSE (lisdexamfetamine dimesylate)	Adjunctive therapy in MDD	Phase 2	Global

VYVANSE (lisdexamfetamine dimesylate)	Other non ADHD indications in adults	Phase 2	Global

SPD 535	Arteriovenous grafts in hemodialysis patients	Phase 1	Global

HUMAN GENETIC THERAPIES
Treatment for Angioedema

FIRAZYR (icatibant)	Acute HAE	Registration in the US (entered Phase 3 in Q2 2009)	Global

Treatment for Duchenne Muscular Dystrophy (“DMD”)

HGT-4510	DMD	Phase 2a	Global (Excluding North America) (3)

Enzyme Replacement Therapies (“ERT”)

HGT-2310	Hunter Syndrome with central nervous system (“CNS”) symptoms, idursulfase-IT	Phase 1/2	Global (4)

HGT-1410	Sanfilippo Syndrome (Mucopolysaccharidosis IIIA)	Phase 1/2	Global

HGT-1110	Metachromatic Leukodystrophy (“MLD”)	Pre-clinical	Global

(1)	Mochida Pharmaceutical Co., Ltd has rights to develop and sell LIALDA in Japan under license with Shire

(2)	Phase 3 studies being conducted by Renovo in Europe.

(3)	As a result of a license and collaboration agreement with Acceleron.

(4)	Genzyme has rights to manage marketing and distribution in Japan and certain other Asia Pacific countries under a license with Shire